SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. N/A)1

                             Lifeline Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    532192101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  John W. Hesse
                            Executive Vice President
                            Chief Financial Officer,
                                  and Secretary
                              Protection One, Inc.
                        6225 North Highway 161, Suite 400
                               Irving, Texas 75038
                                 (972) 916-6100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 18, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 13 Pages)

------------------

      1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


DAFS01...:\23\68523\0008\2164\SCH0218M.33C

---------------------------------                     -----------------------------
CUSIP No. 532192101                       13D          Page 2 of 13 Pages
---------------------------------                     -----------------------------


=============================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        WESTERN RESOURCES, INC.
        48-0290150
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a) [ ]
                                                                          (b) [ ]


---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF

---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                                [ ]


---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        KANSAS

---------------------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                -------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                         1,216,971
                                -------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                -------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         233,700
---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,216,971
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                                [X]


---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        20.9%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO

=============================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     2

---------------------------------                     -----------------------------
CUSIP No. 532192101                       13D          Page 3 of 13 Pages
---------------------------------                     -----------------------------


=============================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        WESTAR CAPITAL, INC.
        48-1092416
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a) [ ]
                                                                          (b) [ ]


---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF

---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                                [ ]


---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        KANSAS

---------------------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                -------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                         1,216,971
                                -------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                -------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         233,700
---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,216,971
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                                [X]


---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        20.9%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO

=============================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     3

---------------------------------                     -----------------------------
CUSIP No. 532192101                       13D          Page 4 of 13 Pages
---------------------------------                     -----------------------------


=============================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        PROTECTION ONE, INC.
        IRS NO. 92-1063818
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a) [ ]
                                                                          (b) [ ]


---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        WC, OO

---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                                [ ]


---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

---------------------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                -------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                         1,216,971
                                -------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                -------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         233,700
---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,216,971
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                                [X]


---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        20.9%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO

=============================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     4

---------------------------------                     -----------------------------
CUSIP No. 532192101                       13D          Page 5 of 13 Pages
---------------------------------                     -----------------------------


=============================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        WESTAR SECURITY, INC.
        IRS NO. 48-1169432
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a) [ ]
                                                                          (b) [ ]


---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        WC

---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                                [ ]


---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        KANSAS

---------------------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                -------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                         233,700
                                -------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                -------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         233,700
---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        233,700
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                                [X]


---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.0%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO

=============================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     5

---------------------------------                     -----------------------------
CUSIP No. 532192101                       13D          Page 6 of 13 Pages
---------------------------------                     -----------------------------


=============================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JOHN E. MACK
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a) [ ]
                                                                          (b) [ ]


---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO

---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                                [ ]


---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA

---------------------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                -------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                         983,271
                                -------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                -------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        983,271
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                                [X]


---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.9%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN

=============================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     6

---------------------------------                     -----------------------------
CUSIP No. 532192101                       13D          Page 7 of 13 Pages
---------------------------------                     -----------------------------


=============================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JOHN W. HESSE
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a) [ ]
                                                                          (b) [ ]


---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO

---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                                [ ]


---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA

---------------------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                -------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                         983,271
                                -------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                -------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        983,271
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                                [X]


---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.9%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN

=============================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

This Statement relates to the Common Stock, $.02 par value (the "Shares"), of Lifeline Systems, Inc., ("Lifeline"), a Massachusetts corporation. Lifeline's principal executive office is located at 640 Memorial Drive, Cambridge, MA 02139.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is filed on behalf of Westar Security, Inc., a Kansas corporation ("Westar Security"), Protection One, Inc., a Delaware corporation ("Protection One"), Westar Capital, Inc., a Kansas corporation ("Westar Capital"), Western Resources, Inc., a Kansas corporation ("Western Resources"), John E. Mack ("Mack") and John W. Hesse ("Hesse"; together with Westar Security, Protection One, Westar Capital, Western Resources and Mack, collectively referred to herein as the "Reporting Persons"). The Reporting Persons (other than Hesse and Mack) are affiliated companies, and Hesse and Mack are executive officers of Protection One. The Reporting Persons have entered into a Joint Filing Agreement which is attached hereto as Exhibit A.

Westar Security is engaged in the business of providing security alarm monitoring services and the sale, installation, and servicing of security alarm systems for residential and business subscribers, and is a holding company for other security companies. Westar Security is a wholly owned subsidiary of Protection One. The principal executive offices of Westar Security are located at 6225 N. State Highway 161, 4th Floor, Irving, Texas 75063.

Protection One, is a holding company engaged through its direct and indirect wholly owned subsidiaries in the business of providing security alarm monitoring services and the sale, installation, and servicing of security alarm monitoring services and systems for residential and business subscribers. The principal executive offices of Protection One are located at 6011 Bristol Parkway, Culver City, California 90230. More than 80% of the voting stock of Protection One, Inc. is held by Westar Capital, Inc.

Westar Capital is a holding company that has investments in the energy-related and monitored security industries, and is a wholly owned subsidiary of Western Resources. The principal executive offices of Westar Capital are located at 818
S. Kansas Ave., Topeka, Kansas 66612. Western Resources, Inc. is engaged in the production, purchase, transmission, distribution and sale of electricity, and, through its subsidiaries and investments, the delivery and sale of natural gas, energy-related products, and the provision of electronically monitored security services. The principal executive offices of Western Resources are located at 818 S. Kansas Ave., Topeka, Kansas 66612.

Each director and each executive officer of each Reporting Person that is a corporation is, to the knowledge of such Reporting Person, and each Reporting Person that is a natural person is, a citizen of the United States of America. The name, business address, present principal occupation or employment (including the name and principal business address of any corporation or other organization in which such employment is conducted) of each director and executive of each Reporting Person that is corporation and of each Reporting Person that is a natural person are set forth in Exhibit B to this Schedule 13D, and which is incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons that are corporations, any of their respective directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Reporting Persons or such director or officer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws, or funding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUND OR OTHER CONSIDERATION.

The Westar Security Shares (as defined in Item 5) were acquired with working capital.

On October 18, 1998, pursuant to an Agreement and Plan of Contribution and Merger by and among Protection One, Inc., Protection One Acquisition Holding Corporation, a Delaware corporation and wholly owned subsidiary of Protection One ("Holding"), P-1 Merger Sub, Inc., a Massachusetts corporation and wholly owned subsidiary of Holding ("Merger Sub I"), P-1 Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Holding ("Merger Sub II"), and Lifeline, which agreement was amended and restated as of October 28, 1998 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit C, Lifeline executed a Stock Option Agreement (herein so called), a copy of which is attached hereto as Exhibit D, which granted Protection One an option to purchase up to 1,159,410 Shares (the "Option Shares"), upon the occurrence of certain events which have not yet occurred. Furthermore, pursuant to the Merger Agreement, each of Everett N. Baldwin, Heather E. Edelman, Ronald Feinstein, John D. Gugliotta, Dennis M. Hurley, Joseph E. Kasputys, Thomas E. Loper, Richard M. Reich, Carolyn C. Roberts, L. Dennis Shapiro, Donald G. Strange, Gordon C. Vineyard and Susan Bailis, executed a Voting Agreement with Protection One (each, a "Voting Agreement"), each of which is attached hereto as Exhibits E-1 through E-13, that appointed Mack and Hesse, their true and lawful proxy and attorney-in-fact to vote any and all of their respective shares at a special meeting called in regard to the Lifeline Merger (as defined in Item 4).

ITEM 4.  PURPOSE OF TRANSACTION.

The options and proxies described in Item 3 were acquired to facilitate the consummation of the transactions contemplated in the Merger Agreement. The Westar Security Shares were originally acquired in the open market for investment purposes. Pursuant to the Merger

Agreement, upon the effective time (as set forth therein), (i)(A) Merger Sub I will be merged with and into Lifeline, with Lifeline being the surviving corporation (the "Lifeline Merger"), and (B) the Shares held by all of the stockholders of Lifeline, except Holding, will be converted into the right to receive a number of shares of common stock, $0.01 par value per share, of Holding ("Holding Common Stock"), as determined by a formula in the Merger Agreement, and the right to receive cash or, at the election of such stockholders, additional shares of Holding Common Stock in lieu of all or a portion of such cash, (ii)(A) Merger Sub II will be merged with and into Protection One with Protection One being the surviving corporation, and (B) all outstanding shares of common stock, par value $0.01 per share, of Protection held by all of the stockholders of Protection One, except Holding, will be converted into the right to receive shares of Holding Common Stock, whereby Protection One will be a wholly owned subsidiary of Holding. Through its ownership of Lifeline, Holding will have the power to take any action which would result in the occurance of any of the items listed in clauses (a) - (j) of the instructions for Item 4 of Schedule 13D.

ITEM  5.  INTEREST IN SECURITIES OF ISSUER.

(a) As of the date hereof, (i) Protection One, Western Resources and Westar Capital beneficially own in the aggregate 1,216,971 Shares, which represent approximately 20.9% of the Shares believed to be outstanding, (ii) Westar Security beneficially owns in the aggregate 233,700 Shares, which represent approximately 4.0% of the Shares believed to be outstanding (the "Westar Security Shares"), and Mack and Hesse beneficially own, in the aggregate, 983,271 Shares (the "Proxy Shares"), which represent approximately 16.9% of the Shares believed to be outstanding. Pending the occurrence of certain triggering events, which have not occurred, solely after which the option to purchase the Option Shares will become exercisable, the Reporting Persons will beneficially own the Option Shares; however, the Reporting Persons currently disclaim beneficial ownership of the Option Shares.

(b) Each of Mack and Hesse has the power to vote the Proxy Shares at a special meeting of the stockholders called to approve the Lifeline Merger. As executive officers of Protection One, Hesse and Mack intend to vote the Proxy Shares as directed by Protection One. Accordingly, Protection One has shared power with respect to the voting of the Proxy Shares. Westar Capital owns in excess of 80% of the voting stock of Protection One. Westar Capital is wholly owned by Western Resources. Western Resources and Westar Capital, through majority control of Protection One, have the right to direct Protection One's instructions to Hesse and Mack regarding the exercise of the proxy. Accordingly, both Westar Capital and Western Resources have shared voting power with respect to the Proxy Shares.

Westar Security has the shared voting and dispositive power of the Westar Security Shares through its direct ownership of the Western Security Shares. Westar Security is a wholly owned subsidiary of Protection One. Therefore Western Resources and Westar Capital, through their majority control of Protection One, and Protection One through its majority control of Westar Security, have the shared power to direct the voting and disposition of the Westar Security Shares.

(c) Other than the execution of the Voting Agreements, no transaction in the class of securities reported on has been effected during the past 60 days by any person named in Item 5(a).

(d) Each of the stockholders of Lifeline party to a Voting Agreement has the power to direct the receipt of dividends from, or the proceeds from the sale of, his or her respective Proxy Shares. L. Dennis Shapiro, as the owner of 684,333 Proxy Shares, has the right to direct such dividends and proceeds of more than 5% of the outstanding shares. Westar Security, through direct ownership, and Western Resources, Westar Security and Protection One, through their majority control Westar Security, have the power to direct dividends from and the proceeds from the Westar Security Shares.

(e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      See Items 3, 4 and 5, which are incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

      See Item 3 for the descriptions of Exhibits C, D and E-1 through E-13, which is incorporated herein by reference.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


                                    October 28, 1998
                                    -------------------------------------------
                                          (Date)


                                    WESTAR SECURITY, INC.

                                    By: /s/ John W. Hesse
                                        ---------------------------------------
                                    Name: John W. Hesse
                                    Title: Executive Vice President


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


                                    October 28, 1998
                                    -------------------------------------------
                                          (Date)


                                    PROTECTION ONE, INC.

                                    By: /s/ John W. Hesse
                                        ---------------------------------------
                                    Name: John W. Hesse
                                    Title: Executive Vice President



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


                                    October 28, 1998
                                    -------------------------------------------
                                          (Date)


                                    WESTERN RESOURCES, INC.

                                    By: /s/ Richard D. Terrill
                                        ---------------------------------------
                                    Name: Richard D. Terrill
                                    Title: Vice President, Law and Corporate
                                           Secretary

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


                                    October 28, 1998
                                    -------------------------------------------
                                          (Date)


                                    WESTAR CAPITAL, INC.

                                    By: /s/ Marilyn K. Dalton
                                        ---------------------------------------
                                    Name: Marilyn K. Dalton
                                    Title: Secretary & Treasurer



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


                                    October 28, 1998
                                    -------------------------------------------
                                          (Date)


                                    /s/ John E. Mack
                                    -------------------------------------------
                                    John E. Mack


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


                                    October 28, 1998
                                    -------------------------------------------
                                          (Date)


                                    /s/ John W. Hesse
                                    -------------------------------------------
                                    John W. Hesse

                                 EXHIBIT INDEX


Exhibit             Description
-------             -----------

   A                Joint Filing Agreement

   B List of Executive Officers and Directors of Westar Security, Inc., Protection One, Inc. Westar Capital, Inc. and Western Resources, Inc.

   C Amended and Restated Agreement and Plan of Contribution and Merger

   D                Stock Option Agreement

   E 1 - 13         Voting Agreements